UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone & Ruth Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Updates on Impact from Hurricane Wilma

Mexico City, October 26, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today released a preliminary report on the effects of Hurricane Wilma, which struck the Yucatan Peninsula on October 20, 2005.

Two days after Hurricane Wilma left the region, Asur can report the following:

•	Cancun’s airport terminal infrastructure was severely damaged:
o	Terminal 1 will remain closed until further notice
o	Terminal 2 will resume partial operations today, with 34 rescue flights and approximately six thousand passengers

•	ASUR’s administrative office building in Cancun sustained severe damage to approximately 50% of its space, although there was no structural damage.

•	Representatives from ASUR’s insurers visited the airport yesterday in order to begin evaluating the damage to the Company’s infrastructure, however no estimates are available at this time.

•	Company communications have been partially reestablished

•	Aeronautical aids, including VOR, radar and ILS, are not yet in service and the airport is operating in visual mode

•	Power has not yet been reestablished, and the company’s operations in the region are relying on emergency generators.

As at the date of this release, ASUR cannot estimate when operations at the Cancun and Cozumel airports will return to normal. The company will provide information about the damage at Cozumel shortly.

At this time ASUR cannot estimate the impact that these events will have on the Company’s financial results for the month of October, the fourth quarter of 2005, or fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: October 26, 2005